PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

GLOBEX

16,680,950 shares issued and outstanding

Ref.: File No. 82-4025

April 25, 2007

GLOBEX ACQUIRES GOLD ROYALTIES

Rouyn-Noranda, Quebec, Canada. **GLOBEX MINING ENTERPRISES INC. (GMX -Toronto, G1M - Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF - OTCQX)** is pleased to announce that it has acquired three net smelter royalties on possible future gold production in Quebec from the Receiver of McWatters Mines Inc.

In the Malartic area, Globex has acquired a 2% Net Smelter Royalty on both the East Amphi and Fourax gold properties (41 claims and 1 mining lease totalling 1,218 hectares) owned by Richmont Mines Inc. in Malartic and Fournier townships, Quebec.

Under the agreement, the royalty applies to production after the first 300,000 ounces of gold and includes the East Amphi gold deposit as well as the Fourax, Townsite and Western Porphyry gold zones.

Richmont's **East Amphi gold deposit** is reported as of December 31, 2006 in the 2006 Richmont Annual Report to contain **99,909 tonnes grading 3.67 g/t Au (11,789 oz) in the reserve category, 867,094 tonnes grading 5.90 g/t Au (164,554 oz) in the measured and indicated resource category and 319,937 tonnes grading 5.91 g/t Au (60,775 oz) in the inferred resource category.** The report indicates that Richmont "is evaluating different options in order to maximize the value of the East Amphi property".

The East Amphi and Fourax gold properties adjoin Globex's 100% owned Parbec gold property at the Parbec eastern boundary and in combination cover 5 km of the prolific, gold localizing Cadillac Fault. The property also adjoins Osisko Exploration Ltd's developing gold deposit directly to north and the northwest.

Richmont has the right to purchase the royalty from Globex for $1.5 million at anytime.

Globex has also acquired a 2% Net Smelter Royalty on the Fayolle gold property in Clericy and Aiguebelle townships, Quebec being drilled by Typhoon Exploration Inc. The property consists of 79 claims covering 2,962 hectares along what has been interpreted as the prolific, gold localizing Porcupine-Destor Fault. The royalty claims tie onto the west boundary of Globex's 100% owned Victoria gold property and in combination cover approximately 8 km of the gold localizing Porcupine-Destor Fault.

The Typhoon claims include the Fayolle, Destorbelle and Vang gold zones. On January 19, 2007 Typhoon released its NI 43-101 report by qualified person Alain Carrier of InnovExplo Inc. on the **Fayolle gold zone** which, at a cut-off grade of 3 grams, showed **106,900 tonnes grading 6.4 g/t gold (21,976 ounces) in the indicated resource category and 218,800 tonnes grading 6.3 g/t gold (44,648 ounces) in the inferred resource category.**

Typhoon has the right to purchase the royalty from Globex for $2 million at anytime.

Also, included with the purchase of the above mentioned royalties, Globex acquired 100% interest in 3 mineral claims in Dufresnoy township, Quebec adjoining Globex's 100% owned Vauze Mine property, a former zinc-copper producer just north of Rouyn-Noranda, Quebec. Recent geophysical work by Globex on the mine property has indicated a possible deep, untested geophysical anomaly in the mine area.

This transaction fits well into Globex's stated model of being an exploration and royalty company.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

Forward Looking Statements
Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Company's expectations and projections.

END